Exhibit 99.1

Spreadtrum Communications Schedules Annual Shareholder Meeting for July 27, 2012

SHANGHAI, CHINA – June 13, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that it will hold its 2012 Annual General Meeting of Shareholders ("AGM") on Friday, July 27, 2012, at 10:00 a.m. Beijing Standard Time. The meeting will be held at Howard Johnson Hotel Zhangjiang Shanghai at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People's Republic of China. Shareholders of record at the close of business on June 15, 2012 (US Eastern time) will receive copies of the meeting notice and proxy materials.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148